BB



03051967

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 24054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selkirk Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall, Suite 310
(No. and Street)

Spokane, WA 99201-0831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Snyder (509) 777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Webster PS
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1940, Spokane WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9-8-03

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHAWNNA DYE
COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 6, 2006
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2003

Williams & Webster, P.S.
Certified Public Accountants
Bank of America Financial Center
601 W. Riverside, Suite 1940
Spokane, Washington 99201
(509) 838-5111

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS


Williams & Webster, P.S.
Certified Public Accountants

Williams & Webster, P.S.

Certified Public Accountants & Business Consultants
Bank of America Financial Center ♦ 601 W. Riverside, Suite 1940 ♦ Spokane, WA 99201-0611
509-838-5111 Fax: 509-838-5114 ♦ E-mail: wwpcpas@williams-webster.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Selkirk Investments, Inc.
Spokane, WA

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Webster, P.S. (signature)

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
July 24, 2003

SELKIRK INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
June 30, 2003

ASSETS		
Cash	$	65,682
Deposits with clearing broker		35,027
Employee advance receivable		2,103
Annuity commission receivable		2,250
Total Assets	$	105,062
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	48,548
Accrued vacation and sick leave		3,426
Federal income taxes payable		8,228
Total Liabilities		60,202
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(370,680)
Total Stockholders' Equity		44,860
Total Liabilities and Stockholders' Equity	$	105,062

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF INCOME
Year Ended June 30, 2003

REVENUES	
Commissions	$ 731,331
Interest	7
	731,338
EXPENSES	
Commissions	292,118
Employee compensation, and benefits	173,821
Occupancy and equipment rental	55,788
Taxes	50,104
Communications	13,103
Other operating expenses	85,533
	670,467
INCOME BEFORE TAXES	60,871
FEDERAL INCOME TAXES	12,394
NET INCOME	$ 48,477

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2003

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (403,333)	$ 12,207
ADD (DEDUCT):				
Net income	-	-	48,477	48,477
Dividends paid	-	-	(15,824)	(15,824)
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (370,680)	$ 44,860

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	48,477
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Annuities receivable		2,717
Employee advances		(905)
Other assets		10
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		(11,613)
Net cash provided by operating activities		38,686
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of dividends		(15,824)
Net cash used by financing activities		(15,824)
NET INCREASE IN CASH		22,862
CASH, BEGINNING OF YEAR		42,820
CASH, END OF YEAR	$	65,682
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest expense paid	$	516
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is effective for the Company as of January 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2003, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment

Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $275 per month.

Revenue Recognition and Related Expenses

Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. Total commission expense recorded for the year ended June 30, 2003 was $292,118, which includes all commissions paid to the Company's securities representatives.

Securities Transactions

Such transactions are recorded on a settlement date basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)
must report certain types of information more prominently and in a more understandable format in the footnotes to the financial statements, and this information must be included in interim as well as annual financial statements. The Company's adoption of this standard does not have an effect on its financial statements.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147 ("SFAS No. 147") on "Acquisitions of Certain Financial Institutions." This statement provides guidance on the accounting for the acquisition of a financial institution. The Company's adoption of this standard does not have an effect on its financial statements.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for activities after December 31, 2002. There has been no impact on the Company's financial position or results of operations from adopting SFAS No. 146.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2003, Selkirk had net capital of $42,903, which is $37,903 more than its required net capital of $5,000. Selkirk's ratio of aggregate indebtedness to net capital was 1.41 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2003

NOTE 4 - OPERATING LEASES

Selkirk leases office space, furniture and fixtures, a postage meter, and computer equipment under terms of operating leases. Lease payments for the year ended June 30, 2003 were $45,600, $3,702, $991, and $5,495, respectively. The lease for office space, which calls for monthly payments of $3,800, is renewable on an annual basis through July of 2006. The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $275. The lease for computer equipment, which calls for monthly payments of $424, is in effect until August of 2004.

Total lease commitments for the subsequent year ended June 30, 2004 are as follows:

Computer equipment	$	5,088
Furniture & fixtures	$	1,650
Office space	$	45,600

NOTE 5 - DEFINED CONTRIBUTION 401(k)

EFGI sponsors a defined contribution 401(k) plan that covers employees and employees of the affiliated group who are at least 21 years of age. Employees may contribute up to 20% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 1% of participants' compensation. For the year ended June 30, 2003, Selkirk reimbursed EFGI for contributions totaling $1,062.

NOTE 6 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with Financial Accounting Standards Board Statement No. 109 and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and Statement of Financial Accounting Standard No. 71 for regulated activities, the Company has a tax provision for the six months ended December 31, 2002 of $4,166 plus a tax provision on the first six months of 2003 of $8,228, which results in a total allocation to the fiscal year ending June 30, 2003 of $12,394. At June 30, 2003, Selkirk has recorded a tax liability to its parent representing their tax provision of $8,228 for the six months ending June 30, 2003.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2003

NOTE 6 - FEDERAL INCOME TAX (Continued)

The current tax provision is based upon statutory rates with modifications to income for deduction limitations as shown below:

		Year ended June 30, 2003
Income before taxes	$	60,871
Add permanent differences:		
Life insurance premiums		1,479
Meals & entertainment		7,228
Taxable income		69,578
Statutory tax rate		.34
Tax provision		23,657
Surtax benefit		11,263
Income tax provision	$	12,394

NOTE 7 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, see Note 4. During the period ended June 30, 2003, lease payments totaled $3,702.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2003 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

Selkirk Investments, Inc.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2003

Selkirk Investments, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Selkirk Investments, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 15c3-3 (k) (2) (b).

SELKIRK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
June 30, 2003

NET CAPITAL:		
Total stockholders' equity	$	44,860
Broker advance		(1,957)
NET CAPITAL AT JUNE 30, 2003	$	42,903
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	60,202
TOTAL AGGREGATE INDEBTEDNESS	$	60,202
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	42,903
Less: minimum net capital required		5,000
Net capital in excess of minimum requirement	$	37,903
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.40

The accompanying notes are an integral part of these financial statements.



Williams & Webster, P.S.

Certified Public Accountants & Business Consultants
Bank of America Financial Center ♦ 601 W. Riverside, Suite 1940 ♦ Spokane, WA 99201-0611
509-838-5111 Fax: 509-838-5114 ♦ E-mail: wwpcpas@williams-webster.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Selkirk Investments, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Selkirk Investments, Inc. for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
July 24, 2003

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2003

AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness as reported by registrant	$	64,369
Net audit adjustments for:		
Income taxes		(4,167)
Aggregate indebtedness as computed on page 14	$	60,202
NET CAPITAL:		
Net capital as reported by registrant	$	40,694
Net audit adjustments for:		
Income taxes		4,167
Rounding		(1)
Net capital as computed on page 14	$	44,860

The accompanying notes are an integral part of these financial statements.